UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  THIRD QUARTER REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1710 – 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CANADIAN ZINC CORPORATION

Unaudited Financial Statements

September 30, 2005

These financial statements are unaudited and

have not been reviewed by an auditor

Index

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Schedule of Deferred Exploration and Development Costs

Notes to Financial Statements

CANADIAN ZINC CORPORATION

Balance Sheets
September 30, 2005
(unaudited - prepared by management)
	September 30	December 31
	2005	2004
	(unaudited)	(audited)
ASSETS

Current assets
Cash and cash equivalents	$ 11,545,080	$ 12,907,997
Accounts receivable and prepaids	41,548	24,711

	11,586,628	12,932,708

Resource interests (Note 2)	18,051,496	16,897,724

Plant and equipment (Note 3)	115,765	133,547

	$ 29,753,889	$ 29,963,979

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$ 299,189	$ 175,080

Property closure and abandonment
provision (Note 4)	1,223,658	1,197,996

	1,522,847	1,373,076

SHAREHOLDERS' EQUITY

Share capital (Note 5)	38,023,211	37,789,923

Contributed surplus (Note 5)	1,277,000	36,000

Deficit	(11,069,169)	(9,235,020)

	28,231,042	28,590,903

	$ 29,753,889	$ 29,963,979

Approved by the Directors:	“John F. Kearney”	“Robert J. Gayton”
	John F. Kearney	Robert J. Gayton

CANADIAN ZINC CORPORATION
September 30, 2005
Statements of Operations and Deficit
(Unaudited – prepared by management)
	Three months	Three months	Nine months	Nine months
	Ended	ended	ended	ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004

Income
Interest income	$ 80,686	$ 83,134	$ 209,607	$ 247,498

Expenses
Amortization	745	1,280	2,269	3,840
Listing and regulatory	27,811	7,100	101,164	31,335
Management and Directors fees	47,950	34,850	253,150	185,744
Office & General	48,200	44,081	187,159	144,139
Professional fees	17,694	20,661	89,392	164,424
Project evaluation	-	-	72,921	-
Shareholder and Investor communications	26,209	39,140	96,701	166,829
Stock based compensation (Note 5)	-	-	1,241,000	-
	168,609	147,112	2,043,756	696,311

Loss for the period	(87,923)	(63,978)	(1,834,149)	(448,813)

Deficit, beginning of period	(10,981,246)	(8,940,728)	(9,235,020)	(8,555,893)

Deficit, end of period	$ (11,069,169)	$ (9,004,706)	$ (11,069,169)	$ (9,004,706)

Loss per share - basic and diluted	$ (0.00)	$ (0.00)	$ (0.03)	$ (0.01)

Weighted average number of common shares outstanding
– basic and diluted	69,783,755	68,788,456	69,744,874	67,534,835

CANADIAN ZINC CORPORATION
September 30, 2005
Statements of Cash Flows
(Unaudited – prepared by management)
	Three months	Three months	Nine months	Nine months
	Ended	ended	ended	ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004

Cash flows from (used in) operating activities

Loss for the period	$ (87,923)	$ (63,978)	$ (1,834,149)	$ (448,813)
Adjustment for item not involving cash:
- Amortization	745	1,280	2,269	3,840
- Stock based compensation	-	-	1,241,000

	(87,178)	(62,698)	(590,880)	(444,973)
Change in non-cash working capital items:
- Accounts receivable	92,044	121,019	(16,837)	(43,282)
- Accounts payable and accrued liabilities	125,525	49,326	124,109	5,698

	130,391	107,647	(483,608)	(482,557)

Cash flows from financing activities
Shares issued for cash	-	272,143	233,288	2,188,505

Cash flows (used in) investing activities
Purchase of equipment	(1,326)	(11,745)	(12,508)	(40,149)
Payment of security deposit	-	-	(30,000)	-
Exploration and development costs excluding amortization	(600,262)	(1,225,158)	(1,070,089)	(1,767,927)

	(601,588)	(1,236,903)	(1,112,597)	(1,808,076)

Increase (decrease) in cash and cash equivalents	(471,197)	(857,113)	(1,362,917)	(102,128)

Cash and cash equivalents, beginning of period	12,016,277	14,094,427	12,907,997	13,339,442

Cash and cash equivalents, end of period	$ 11,545,080	$ 13,237,314	$ 11,545,080	$ 13,237,314

CANADIAN ZINC CORPORATION
September 30, 2005
Schedule of Deferred Exploration and Development Costs
(unaudited - prepared by management)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	Ended
	Sept. 30, 2005	Sept. 30, 2004	Sept. 30, 2005	Sept. 30, 2004

Exploration and development costs

Assaying and metallurgical	$ 295,648	$ 111,954	$ 382,469	$ 190,175
Camp operation	94,232	63,708	100,245	69,772
Exploration drilling	-	655,486	-	789,646
Insurance	-	-	30,250	31,150
Lease rental	15,408	15,408	22,751	89,730
Salaries and consulting – geology, permitting, environmental	94,648	231,290	403,050	361,662
Travel	100,326	147,313	131,324	235,793
	600,262	1,225,159	1,070,089	1,767,928

Amortization – asset retirement obligation	32,180	-	96,540	-
Amortization – mining plant and equipment	9,180	2,476	28,021	5,194
Amortization – asset retirement accretion	18,554	-	55,662	-
	59,914	2,476	180,223	5,194

Total exploration and development costs for the period	660,176	1,227,635	1,250,312	1,773,122

Deferred exploration and development costs, beginning of period	12,695,790	10,292,105	12,105,654	9,746,618

Deferred exploration and development costs, end of period	$ 13,355,966	$ 11,519,740	$ 13,355,966	$ 11,519,740

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2005

(Unaudited – prepared by management)

1.

Continued Operations

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2004.  In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.  Certain comparative figures have been reclassified to conform to the current period's presentation.

2.

Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	September 30 2005	December 31 2004

Acquisition costs:
- mining lands	$3,158,000	$3,158,000
- plant and mills	500,000	500,000
	3,658,000	3,658,000
Increase from asset retirement obligation	1,037,530	1,134,070
Exploration and development costs (see schedule)	13,355,966	12,105,654
	$18,051,496	$16,897,724

Prairie Creek Mine

The Company holds a 100% interest in the Prairie Creek Mine property, plant and equipment located in the Northwest Territories, Canada.

In 1994, the Company acquired a 100% interest, subject to a 2% net smelter royalty interest ("N.S.R."), in the property.  The acquisition included a 60% interest in the plant and equipment located on the property with an option to acquire the remaining 40% interest. One-half of the 40% interest was to be transferred to the Company when N.S.R. payments totalled $3,200,000 and the remaining one-half interest when additional N.S.R. payments totalled $5,000,000, whereupon the N.S.R. terminated.

In early 2004, the Company entered into an agreement with Titan Logix Corp. (Titan) to purchase Titan’s interest in the Prairie Creek Mine Property. Under the Agreement with Titan, the Company acquired the remaining 40% interest in the physical plant and equipment and repurchased the 2% NSR royalty.  The consideration for the acquisition was the issuance to Titan of 300,000 common shares and 250,000 purchase warrants exercisable at $1.25 per share until June 22, 2005.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2005

(Unaudited – prepared by management)

During 2003 the Company renewed two surface leases granted by the Federal Government of Canada relating to the operation and care and maintenance of the Prairie Creek Mine Property for a period of ten years terminating March 31, 2012.  The Company paid $100,000 upon execution of the lease and is obligated to pay $30,000 per year for five years to a maximum of $250,000, (of which $190,000 was paid as at September 30, 2005) as a security deposit for the performance of abandonment and reclamation obligations under the leases.

On September 10, 2003 the Company was granted a Type A Land Use Permit and a Type B Water Licence for a period of five years commencing September 10, 2003 for underground development and exploration and for metallurgical testing, by the Mackenzie Valley Land and Water Board.  Under the terms of the Land Use Permit and Water Licence the Company is obligated to contribute the amounts of $30,000 and $70,000, respectively, as security deposits for reclamation obligations.

In 1996, the Company concluded a Co-operation Agreement with the Nahanni Butte Dene Band (“Band”), part of the Deh Cho First Nations.  In return for co-operation and assistance undertakings given by the Band towards the development of the Prairie Creek Project, the Company granted the following net profit interest and purchase option to the Band:

(i)

A 5% annual net profits, before taxation, interest in the Prairie Creek Project, payable following the generation of profits after taxation equivalent to the aggregate cost of bringing the Prairie Creek Project into production and establishing the access road;

(ii)

An option to purchase either a 10% or a 15% interest in the Prairie Creek Project at any time prior to the expiry of three months following permitting for the Project, for the cash payment of either $6 million or $9 million, subject to price adjustment for exploration expenditure and inflation, respectively.

On October 10, 2003 an appeal to the Federal Court was filed by the Nahanni Butte Dene Band, Pehdzeh Kl First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking judicial review of the decision of the Water Board to grant the Water Licence to the Company.  Filing of these proceedings by the Nahanni Butte Dene Band is in breach of the Co-operation Agreement.  The Nahanni Butte Dene Band has informed the Company that the Nahanni considers the Agreement terminated.  Such termination is not in accordance with the provisions of the Agreement.

On August 30 and 31, 2005 the Judicial Review of the decision of the Mackenzie Valley Land and Water Board in September 2003 to issue  the  Water Licence  was heard by the Federal Court in Vancouver.  A judgment is pending.  This appeal had been taken by the Dehcho First Nations against the Mackenzie Valley Land and Water Board and the Company, alleging that the Licence as issued did not include all the recommendations of the Mackenzie Valley Environmental Impact Review Board. The Minister for Indian Affairs and Northern Development joined the case as an Intervenor.  Prior to the hearing, the Company reached agreement with the Minister that the Water Licence should be corrected to include the recommendations of the Mackenzie Valley Environmental Impact Review Board which had been adopted by the Minister.   Both the Company and the Minister have asked the Court to correct the Licence and have submitted proposed amending language to the Court.  This correction may take the form of an amendment approved by the Court, or a direction by the Court that the Licence be referred back to the Water Board for re-issue in its corrected form.  The Court reserved judgment and a decision is pending.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2005

(Unaudited – prepared by management)

On May 6, 2005 the Supreme Court of the Northwest Territories (“Supreme Court”) ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the environmental assessment process under the Mackenzie Valley Resource Management Act (“MVRMA”). In a written decision the Supreme Court overturned the earlier decision of the Mackenzie Valley Land and Water Board that the development proposal to use the winter road must undergo preliminary screening and, if applicable, an environmental assessment and environmental impact review by the Mackenzie Valley Environmental Impact Review Board.  Canadian Zinc had appealed to the Supreme Court seeking judicial review of that decision of the Water Board.  In its decision the Supreme Court said that the permit sought by Canadian Zinc is related to the operation of the winter access road, a permit in respect of that same undertaking had been issued before 1984, and therefore the exemption provided in Section 157.1 of the MVRMA governs and a Part 5 assessment does not apply.

3.

Plant and Equipment

	September 30, 2005			December 31 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Mining equipment	$ 222,384	$ 179,506	$ 42,877	$ 46,681
Pilot plant	108,161	49,484	58,677	75,712
Furniture, fixtures & equipment	84,390	70,180	14,211	11,154
	$ 414,935	$ 299,170	$ 115,765	$ 133,547

4.

Asset Retirement Obligation

	September 30 2005	December 31 2004

Opening balance – beginning of the period	$1,197,996	$117,990
Obligations re-measured during the year	-	1,043,189
Payment of security deposit	(30,000)	(30,000)
Accretion expense	55,662	66,817
Ending balance – end of the period	$1,223,658	$1,197,996

The Company’s asset retirement obligation arises from its obligations to undertake site reclamation and remediation in connection with its operating activities. The security deposits which the Company has paid for these obligations have been recorded in Resource Interests (see note 2).

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2005

(Unaudited – prepared by management)

The total discounted amount of the estimated cash flows required to settle the asset retirement obligation as at September 30, 2005 is estimated to be $1,223,658 measured in 2005 dollars. While it is anticipated that some expenditures will be incurred during the life of the operation to which they relate, a significant component of this expenditure will only be incurred at the end of the mine life. In determining the carrying value of the asset retirement obligation, the Company has assumed a long term inflation rate of 2.5%, a credit-adjusted risk-free discount rate of 6.5% and a weighted average useful life of production facilities and equipment of ten years. Elements of uncertainty in estimating this amount include changes in the projected mine life, reclamation expenditures incurred during ongoing operations and reclamation and remediation alternatives.

5.

Share Capital

Authorized:  Unlimited common shares with no par value.

Issued:

Number of Shares		Amount
Balance, December 31, 2004	69,394,942	$37,789,923
Warrants exercised at $0.60 per share	383,813	230,288
Warrants exercised at $0.60 per share	5,000	3,000
Balance, September 30, 2005		$38,023,211

Stock Options/Stock Based Compensation

In January 2005, pursuant to the Company’s 10% Rolling Stock Option Plan, the Company granted stock options to purchase an aggregate of 3,650,000 common shares at $0.60 per share to directors, officers, consultants and service providers of the Company.  These stock options vest immediately and expire in five years on January 14, 2010.  Each option entitles the holder to acquire one common share of the Company.

The weighted average fair value of the options granted in 2005 was estimated at $0.34 per share by using the Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 3.5%, dividend yield of 0%, volatility of 83% and expected life of 5 years.  An expense of $1,241,000, in respect of stock based compensation, was charged to operations and added to contributed surplus

The Black-Scholes model was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions.  In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise.  The Company’s options have characteristics which are significantly different from those of traded options, and changes in any of the assumptions can materially affect fair value estimate.

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2005

(Unaudited – prepared by management)

5.

Share Capital  (Continued)

A summary of the Company’s stock option plans as at September 30, 2005 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding and exercisable at December 31, 2004	450,000	$ 0.23
Granted in January 2005	3,650,000	$ 0.60
Options outstanding and exercisable at September 30, 2005	4,100,000	$ 0.56

The Company did not grant any stock options in the quarter ended September 30, 2005.

Warrants

At September 30, 2005, the Company had no outstanding warrants.

Number of Warrants
Balance, December 31, 2004	7,284,065
Warrants exercised at $0.60 per share	(388,813)
Warrants expired June 2005 ($0.60-$1.25)	(6,895,252)
Balance September 30, 2005	Nil

6.

Related Party Transactions

The Company incurred the following executive and director compensation, and expenses, paid directly or to corporations controlled by the executives/directors:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30 2005	Sept.30 2004	Sept. 30 2005	Sept. 30 2004

Executive and Director compensation	$ 83,950	$ 30,100	$ 262,000	$ 180,994
Professional Fees	-	34,750	-	60,258
Rent	3,000	-	9,000	-
	$ 86,950	$ 64,850	$ 271,000	$ 241,252

CANADIAN ZINC CORPORATION

Notes to Financial Statements

September 30, 2005

(Unaudited – prepared by management)

7.

Non-cash Transactions

In the period ended September 30, 2005, the Company had no non-cash transactions.

8.

Subsequent events

On October 28, 2005 the Company closed a brokered private placement for the sale, of 9,090,909 (Flow-Through) Common Shares at a subscription price of $0.55 per (Flow-Through) Common Share for gross proceeds of $5,000,000.

The proceeds received from the private placement will be used to incur Canadian Exploration Expense (“CEE”) and will be applied to fund further exploration at the Prairie Creek Project along with future possible property acquisitions in Canada.

Under the private placement 145,409 (1.6%) common shares were issued to non-arm’s length parties.

Octagon Capital Corporation, as Agent, was paid a cash commission equal to 8.0% of the gross proceeds and Agent’s Warrants entitling Octagon to purchase 727,273 Warrants exercisable for a period of two years, to acquire one Common Share at a price of $0.55 per Common Share.  The Company also paid Agent’s fees and expenses.

The securities  issued  and any securities issued on exercise of  such securities are subject to a hold period and may not be traded for a period of four months from the date of Closing except as permitted by applicable securities legislation and the rules of The Toronto Stock Exchange.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The Management’s discussion and analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its financial results for the third quarter and first nine months of 2005 with those of the third quarter and first nine months of 2004.  In order to better understand the MD&A, it should be read in conjunction with the unaudited Financial Statements and related notes for the third quarter ended September 30, 2005 and in conjunction with the audited Financial Statements and notes for the year ended December 31, 2004, and managements discussion and analysis for the year 2004.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada.  This MD&A is made as of November 8, 2005.

Management’s discussion and analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company Annual Information Form for the year 2004 dated March 30, 2005 is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com.

1.

OVERVIEW

Canadian Zinc Corporation is a public company listed on the Toronto Stock exchange under the symbol: CZN and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek Property, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek property contains a significant mineral deposit, Zone 3 of which, as currently known, comprises an estimated inferred resource of 11.8 million tonnes grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne, with significant exploration potential.  The deposit is one of the highest-grade base metal properties in the world and a major Canadian resource.

During 2005 the Company was mainly engaged in mine planning studies, metallurgical studies and permitting activities.  The Prairie Creek mine site was open throughout the summer months and various site preparation and care and maintenance activities were undertaken together with additional engineering studies on the mine plan and access road.  A new water treatment plant was constructed to treat mine water from the 870 level and a new polishing pond was also constructed.   A bulk sample was taken for metallurgical testing and further metallurgical studies completed.   At the end of August the Judicial Review Appeal of the decision of the Mackenzie Valley Land and Water Board to issue the Company’s Water Licence was heard before the Federal court in Vancouver.  The appeal had been taken by the Dehcho First Nations against the Mackenzie Valley Land and Water Board and the Company, alleging that the Water Licence as issued did not include all of the recommendations of the Mackenzie Valley Environmental Impact Review Board.  The Minister for Indian Affairs and Northern Development joined the case an Intervenor.  Prior to the hearing, the Company reached agreement with the Minister that the Water Licence should be corrected to include the recommendations of the Mackenzie Valley Environmental Impact Review Board which had been adopted by the Minister.  Both the Company and the Minister have asked the Court to correct the Licence and have submitted proposed amending language to the Court.  This correction may take the form of an amendment approved by the Court, or a direction by the Court that the Licence be referred back to the Water Board for re-issue in its corrected form.    The Court reserved judgment and a decision is pending.

Canadian Zinc continues in a strong financial position.  At September 30, 2005 the Company had cash and short term deposits of $11.5 million and is debt free.  Subsequent to the end of the quarter the Company completed the private placement of $5 million of flow through shares.  The proceeds from the private placement will be used for eligible Canadian exploration expenses and will be used to fund further exploration at the Prairie Creek mine along with future possible property acquisitions in Canada.

2.

REVIEW OF FINANCIAL RESULTS

For the third quarter and first nine months of 2005, the Company reported net losses of $87,923 and $1,834,149, respectively compared to losses of $63,978 and $448,813 in the third quarter and first nine months of 2004.  Included in the loss for the first nine months of 2005 was an expense of $1,241,000 in respect of stock based compensation arising on the issue during the period of options under the Company’s Stock Option Plan.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income.  Interest income in the third quarter and first nine months of 2005 was $80,686 and $209,607 respectively, compared to $83,134 and $247,498 in the third quarter and first nine months of 2004.

Administrative Expenses

Administrative expenses for the third quarter were $167,864 and for the first nine months were $800,487 (excluding stock based compensation), compared to $145,832 and $692,471 in the third quarter and first nine months of 2004.  The increase was largely attributable to increased management expense.

Related Party Transactions

The Company had no related party transactions in the third quarter and first nine months of 2005 or 2004 other than executive compensation of $86,950 in the third quarter and $271,000 in the first nine months of 2005 and $64,850 and $241,252, respectively  in 2004, paid to executives, directors and corporations controlled by directors.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  During the first nine months of 2005 the Company expended $1,070,089 on exploration and development on the Prairie Creek Property, the principal components of which were metallurgical testing, geology and camp operation and environmental costs.

During the first nine months of 2004, the Company expended $1,767,927, which included a 27 drill hole exploration program, on the Prairie Creek Property.  Full particulars of the deferred exploration and development costs are shown on the Schedule attached to the Financial Statements.

3.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 2 to the audited financial statements for the year ended December 31, 2004. The critical accounting policies and estimates in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact the results of operations, financial condition and future cash flows are described in Management Discussion and Analysis for the year ended December 31, 2004.

4.

SUMMARY OF QUARTERLY RESULTS

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share $
		(Unaudited)
2005
Third Quarter	80,686	(87,923)	(0.00)
Second Quarter	75,812	(159,896)	(0.00)
First Quarter	53,108	(1,586,330)	(0.02)
2004
Fourth Quarter	82,579	(229,323)	(0.01)
Third Quarter	83,134	(63,978)	(0.00)
Second Quarter	83,635	(136,391)	(0.00)
First Quarter	80,728	(249,535)	(0.00)
2003
Fourth Quarter	27,505	(655,173)	(0.02)
Third Quarter	263	(62,685)	(0.00)
Second Quarter	217	(69,583)	(0.00)
First Quarter	395	(117,419)	(0.03)

Revenue for the reported quarters represents interest income earned on cash deposits.  The loss is the first quarter of 2005 includes a charge of $1,241,000 in respect of stock based compensation arising on the grant of stock options. The loss in the fourth quarter of 2003 reflects increased corporate activity, investor communication and management compensation in the quarter compared to earlier quarters in that year.

5.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities.  Interest income in the first nine months of 2005 was $209,607, compared to $247,498 in the first nine months of 2004.

Source of Cash - Financing Activities

During the first nine months of 2005 the Company generated $233,288 from the issue of common shares through the conversion of share purchase warrants.  In the first nine months of 2004 cash flow from financing activities was $2,188,505, through the exercise of stock options and the conversion of share purchase warrants.

Use of Cash – Investing Activities

In the first nine months of 2005 cash used in operating activities was $483,608 which largely represents corporate and operating expenses, whilst cash used in investing activities was $1,112,597 in exploration and development made on the Prairie Creek Property.  A schedule of the Company’s deferred exploration and development costs is attached to the financial statements and shows the major components of expenditure.

In the first nine months of 2004 cash used in operating activities was $482,557, again largely representing corporate and operating expenses, whilst cash used in investing activities was, $1,808,077 in exploration and development made on the Prairie Creek Property

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash position, including term deposits, decreased from $12,907,997 at December 31, 2004 and $12,016,277 at June 30, 2005 to $11,545,080 at the end of the third quarter.  The Company’s working capital decreased to $11,287,439 from $12,757,628 at December 31, 2004.  The decrease in each case was largely attributable to the funds expended on operations and exploration.  The Company is in a strong financial position to carry out its planned exploration, development and permitting activities.

Canadian Zinc is in a debt free position and has no off balance sheet financing structures in place.

At September 30, 2005 the Company had 69,783,755 common shares outstanding, with an authorized capital of unlimited common shares with no par value, compared to 69,394,942 common shares outstanding at December 31, 2004.

In the first quarter of 2005, options on a total of 3,650,000 shares exercisable at a price of $0.60 per share for five years from January 14, 2005 were granted under the Company’s Stock Option Plan to employees, directors and other service providers.

Subsequent to the end of the third quarter the Company completed a private placement financing of $5 million through the sale of 9,090,909 flow through shares at a price of $0.55 per flow through share.  The proceeds have been committed to Canadian exploration expense to be incurred during 2006.

6.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2004, dated March 30, 2005, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.  The principal risks and uncertainties faced by the Company are summarized in Management’s Discussion and Analysis for the year ended December 31, 2004.

7.

OUTLOOK

Canadian Zinc is currently in an exploration and development phase. At September 30, 2005 the Company held cash and deposits of $11.5 million, which was increased to $16.5 million at October 30, 2005, placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Business conditions for Canadian Zinc are expected to be positive as demand for primary metals, allied to a continuing shortage in supply, will help to sustain metal prices, which in turn should encourage investor interest in mining and exploration companies.  However, since the beginning of the year, economic uncertainties particularly with regard to the United States economy and upward movement in interest rates, seemed to have a negative impact on stock prices and investor interest in mineral exploration companies in general.

Plans for the remainder of 2005 include continuing the Company’s permitting programme on the Prairie Creek project.  At the same time ongoing technical and metallurgical studies will be carried out to advance the project towards commercial production.  Expenditures on exploration and development are expected to decline for the remainder of 2005 following the completion of  the summer programmes at the Prairie Creek mine site.

The Company has also undertaken the review of a number of other new mining investment or acquisition opportunities during 2005 and this activity will continue.

CAUTIONARY NOTE:

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company experts to produce, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date:  January 10, 2006